Pricing Term Sheet Dated April 1, 2020

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-237482

Supplementing the Preliminary

Prospectus Supplement dated April 1, 2020

(To Prospectus dated March 30, 2020)

Nevro Corp.

2.75% Convertible Senior Notes due 2025

The information in this pricing term sheet relates to Nevro Corp.’s offering (the “Offering”) of its 2.75% Convertible Senior Notes due 2025 and should be read together with the preliminary prospectus supplement dated April 1, 2020 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated March 30, 2020 each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. References to “the Issuer,” “we,” “our” and “us” refer to Nevro Corp. and not to its consolidated subsidiaries. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Nevro Corp., a Delaware corporation (the “Issuer”).

Ticker / Exchange for Common Stock:	NVRO / The New York Stock Exchange (“NYSE”).

Securities Offered:	2.75% Convertible Senior Notes due 2025 (the “Notes”).

Aggregate Principal Amount Offered:	$165,000,000 aggregate principal amount of Notes (or $189,750,000 aggregate principal amount if the underwriter’s over-allotment option to purchase up to an additional $24,750,000 principal amount of Notes is exercised in full).

Maturity Date:	April 1, 2025, unless earlier repurchased or converted.

Interest Rate:	2.75% per annum, accruing from the Settlement Date.

Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2020.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NYSE Last Reported Sale Price on April 1, 2020:	$89.45 per share of the Issuer’s common stock.

Public Offering Price of the Concurrent Common Stock Offering:	$84.00 per share of the Issuer’s common stock.

Conversion Premium:	25.0% above the public offering price of the Concurrent Common Stock Offering (as defined below) on April 1, 2020.

Initial Conversion Price:	Approximately $105.00 per share of our common stock.

Initial Conversion Rate:	9.5238 shares of our common stock per $1,000 principal amount of Notes.

Use of Proceeds:	We estimate that the net proceeds from the Offering will be approximately $159.7 million (or $183.7 million if the underwriter exercises its over-allotment option in full), after deducting fees and estimated offering expenses payable by us.

In connection with the pricing of the Offering, we entered into convertible note hedge transactions with the underwriter and/or its affiliate and/or other financial institutions (the “option counterparties”). We also entered into warrant transactions with the option counterparties. We intend to use approximately $15.2 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to us from the sale of the warrant transactions).

We expect to use the remaining net proceeds from the Offering and the Concurrent Common Stock Offering (as defined below) for general corporate purposes, including the repayment of our outstanding 1.75% Convertible Senior Notes due 2021 (the “2021 Notes”) at maturity and we may use a portion of the remaining net proceeds to repurchase a portion of the 2021 Notes prior to their maturity.

If the underwriter exercises its over-allotment option, we expect to sell additional warrants to the option counterparties and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions with the option counterparties and we intend to use the remaining net proceeds from the sale of such additional Notes for general corporate purposes and/or the repurchase or other retirement of additional outstanding 2021 Notes.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public offering price(1)	$1,000	$165,000,000
Underwriting discounts and commissions(2)	$30	$4,950,000
Proceeds, before expenses, to the Issuer	$970	$160,050,000

(1) Plus accrued interest, if any, from the Settlement Date.
(2) The underwriter has agreed to reimburse us for certain expenses.
See “Underwriting” in the Preliminary Prospectus Supplement.

We estimate that the expenses for the Offering payable by us (other than discounts and commissions set forth in the table above) will be approximately $0.34 million.

Convertible Note Hedge and Warrant Transactions:	In connection with the pricing of the Notes, we entered into convertible note hedge transactions with the option counterparties. We also entered into warrant transactions with the option counterparties. The convertible note hedge transactions are expected generally to reduce potential dilution to our common stock upon any conversion of Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be. However, the warrant transactions could separately have a dilutive effect to the extent that the market value per share of our common stock exceeds the applicable strike price of the warrants. If the underwriter exercises its over-allotment option, we expect to enter into additional convertible note hedge transactions and additional warrant transactions with the option counterparties.

In connection with establishing their initial hedges of the convertible note hedge and warrant transactions, the option counterparties or their respective affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of our common stock or the Notes at that time.

In addition, the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Notes, which could affect your ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that you will receive upon conversion of the Notes.

Trade Date:	April 2, 2020.

Settlement Date:	April 6, 2020.

CUSIP:	64157F AC7

ISIN:	US64157FAC77

Sole Book-Running Manager:	Morgan Stanley & Co. LLC

Financial Advisors to Nevro Corp.:	Perella Weinberg Partners L.P.

J. Wood Capital Advisors LLC

Concurrent Common Stock Offering:	Concurrently with the Offering, we are offering 1,625,000 shares of our common stock (the “Concurrent Common Stock Offering”) pursuant to a separate prospectus supplement and accompanying base prospectus (collectively, the “Common Stock Prospectus”). We have granted the underwriter of the Concurrent Common Stock Offering a 30-day option to purchase up to an additional 243,750 shares of our common stock.

Increase in Conversion Rate Upon

Conversion Upon a Make-Whole

Fundamental Change:	The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each stock price and effective date set forth below:

	Stock Price
Effective Date	$84.00	$90.00	$95.00	$105.00	$120.00	$180.00	$250.00	$325.00	$400.00	$500.00	$600.00	$700.00	$800.00
April 6, 2020	2.3809	2.1057	1.9118	1.5981	1.2594	0.6264	0.3688	0.2433	0.1723	0.1137	0.0757	0.0487	0.0285
April 1, 2021	2.3809	2.0673	1.8549	1.5163	1.1598	0.5363	0.3081	0.2030	0.1445	0.0964	0.0650	0.0428	0.0261
April 1, 2022	2.3809	1.9988	1.7632	1.3946	1.0198	0.4242	0.2376	0.1572	0.1129	0.0761	0.0519	0.0347	0.0218
April 1, 2023	2.3809	1.9024	1.6328	1.2223	0.8273	0.2909	0.1608	0.1082	0.0786	0.0535	0.0369	0.0250	0.0161
April 1, 2024	2.3809	1.7499	1.4194	0.9408	0.5322	0.1403	0.0812	0.0562	0.0413	0.0284	0.0198	0.0136	0.0090
April 1, 2025	2.3809	1.5873	1.0025	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $800.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•

If the stock price is less than $84.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 11.9047 shares of our common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of December 31, 2019:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale of $165.0 million aggregate principal amount of the notes in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale by us of 1,625,000 shares of our common stock in the Concurrent Common Stock Offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with “Use of Proceeds” in the Preliminary Prospectus Supplement and our consolidated financial statements and related notes appearing in our 2019 Annual Report, as well as the information set forth under the headings “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our 2019 Annual Report incorporated by reference in the Preliminary Prospectus Supplement.

	As of December 31, 2019
	Actual	As Adjusted	Pro Forma As Adjusted
	(in thousands, except share and per share data)
	(unaudited)
Cash and cash equivalents	$65,373	$225,081	$353,068

Short-term investments	$172,429	$172,429	$172,429

Long-term debt:
1.75% convertible senior notes due 2021	172,500	172,500 (1)	172,500 (1)
2.75% convertible senior notes due 2025 we are offering(2)		165,000	165,000
Stockholders’ equity:
Preferred stock, par value $0.001 per share—10,000,000 shares authorized; no shares issued or outstanding, actual and as adjusted	—	—	—
Common stock, par value $0.001 per share—290,000,000 shares authorized; 31,544,361 shares issued and outstanding, actual and shares as adjusted	32	32	32
Additional paid-in capital	626,401	626,401	754,388
Accumulated other comprehensive loss	(313)	(313)	(313)
Accumulated deficit	(409,768)	(409,768)	(409,768)
Total stockholders’ equity	216,352	216,352	344,339
Total capitalization	$388,852	$553,852	$681,839

(1)

Does not reflect the application of any amount of the net proceeds to potentially repurchase and retire a portion of our outstanding 1.75% convertible senior notes due 2021. See “Use of Proceeds.” The amounts shown in the table above also do not reflect the termination of a portion of our existing call spread transactions as described under “Risk Factors—Risks Related to the Notes—The termination of the existing call spread transactions may affect the value of the notes and our common stock”. The above amounts of the 1.75% convertible senior notes due 2021 reflect the outstanding principal balance thereon.

(2)

In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount is recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($165.0 million for the notes offered) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the notes is the aggregate principal amount of the notes and does not reflect the debt discount that we will be required to recognize in our consolidated balance sheet. Additional paid-in capital is reduced as a result of the net cost of the convertible note hedge transactions and warrant transactions.

The outstanding share information in the table above is based on 31,544,361 shares of our common stock outstanding as of December 31, 2019, and excludes, in each case as of December 31, 2019:

•	1,117,773 shares of common stock issuable upon the exercise of outstanding stock options having a weighted-average exercise price of approximately $27.91 per share;

•

1,288,332 shares of common stock reserved for issuance pursuant to future equity awards under our 2014 Equity Incentive Award Plan, as well as any future increases in the number of shares of our common stock reserved for future issuance under this plan;

•

3,680,784 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, as well as any future increases in the number of shares of our common stock reserved for future issuance under this plan; and

•	1,161,645 shares of common stock issuable upon the lapse of restrictions on outstanding restricted stock units.

We have filed a registration statement (including the Preliminary Prospectus Supplement, dated April 1, 2020 and an accompanying prospectus, dated March 30, 2020) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained by contacting your Morgan Stanley & Co. LLC sales representative.

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